Contact

www.linkedin.com/in/
nathanjahncke (LinkedIn)

Top Skills

Software Development
Agile Methodologies
Microsoft SQL Server

Certifications

MCSA: SQL Server 2012/2014

Nathan Jahncke

Co-Founder at Lore Ai
Washington DC-Baltimore Area

Experience

Lore Ai
Co-Founder
April 2016 - Present (6 years 6 months)
Washington D.C. Area

Goodwill NCW
Senior Database Engineer
April 2008 - February 2014 (5 years 11 months)

Intel
Database Engineer
August 2007 - April 2008 (9 months)

Intel
Systems/Automation Engineer
February 2006 - December 2006 (11 months)